Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2024, the Condensed Consolidated Statement of Comprehensive Income for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Interim Condensed Consolidated Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Interim Condensed Consolidated Financial Statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at December 31, 2024, its consolidated profit and its consolidated total comprehensive income for the three months and nine months ended on that date, its consolidated changes in equity and its consolidated cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the Interim Condensed Consolidated Financial Statements in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Condensed Consolidated Financial Statements.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these Interim Condensed Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Interim Condensed Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Interim Condensed Consolidated Financial Statements, the respective Boards of Directors of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Interim Condensed Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Interim Condensed Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Interim Condensed Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Interim Condensed Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Interim Condensed Consolidated Financial Statements, including the disclosures, and whether the Interim Condensed Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Interim Condensed Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the Interim Condensed Consolidated Financial Statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the Interim Condensed Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Interim Condensed Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Interim Condensed Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Interim Condensed Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 16, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIG6779

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and nine months ended December 31, 2024

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Comprehensive Income
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgements
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible Assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Reconciliation of basic and diluted shares used in computing earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Break-up of expenses and other income, net

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	December 31, 2024	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	2.1	22,804	14,786
Current investments	2.2	7,985	12,915
Trade receivables		33,358	30,193
Unbilled revenue	2.17	11,283	12,768
Prepayments and other current assets	2.4	11,963	12,289
Income tax assets	2.12	26	6,397
Derivative financial instruments	2.3	236	84
Total current assets		87,655	89,432
Non-current assets
Property, plant and equipment	2.7	12,347	12,818
Right-of-use assets	2.8	6,345	6,552
Goodwill	2.9	9,935	7,303
Intangible assets		2,983	1,397
Non-current investments	2.2	9,458	11,708
Unbilled revenue	2.17	2,579	1,780
Deferred income tax assets	2.12	786	454
Income tax assets	2.12	3,880	3,045
Other non-current assets	2.4	3,518	3,325
Total non-current assets		51,831	48,382
Total assets		139,486	137,814
LIABILITIES AND EQUITY
Current liabilities
Trade payables		3,675	3,956
Lease liabilities	2.8	2,506	1,959
Derivative financial instruments	2.3	169	31
Current income tax liabilities	2.12	4,497	3,585
Unearned revenue		8,457	7,341
Employee benefit obligations		2,877	2,622
Provisions	2.6	1,494	1,796
Other current liabilities	2.5	17,450	17,504
Total current liabilities		41,125	38,794
Non-current liabilities
Lease liabilities	2.8	5,715	6,400
Deferred income tax liabilities	2.12	1,547	1,794
Employee benefit obligations		92	89
Other non-current liabilities	2.5	2,339	2,276
Total non-current liabilities		9,693	10,559
Total liabilities		50,818	49,353
Equity
Share capital - 5 par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,142,082,081 (4,139,950,635) equity shares fully paid up, net of 10,187,113 (10,916,829) treasury shares as at December 31, 2024 (March 31, 2024)	2.18	2,072	2,071
Share premium		2,136	1,550
Retained earnings		72,382	69,674
Cash flow hedge reserves		38	6
Other reserves		8,802	12,104
Capital redemption reserve		169	169
Other components of equity		2,693	2,542
Total equity attributable to equity holders of the Company		88,292	88,116
Non-controlling interests		376	345
Total equity		88,668	88,461
Total liabilities and equity		139,486	137,814

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru January 16, 2025

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the	Note	Three months ended December 31,		Nine months ended December 31,
		2024	2023	2024	2023
Revenues	2.16	41,764	38,821	122,064	115,748
Cost of sales	2.19	29,120	27,253	84,771	80,666
Gross profit		12,644	11,568	37,293	35,082
Operating expenses
Selling and marketing expenses	2.19	1,839	1,700	5,631	5,238
Administrative expenses	2.19	1,893	1,907	5,813	5,718
Total operating expenses		3,732	3,607	11,444	10,956
Operating profit		8,912	7,961	25,849	24,126
Other income, net	2.19	859	789	2,410	1,982
Finance cost		101	131	314	360
Profit before income taxes		9,670	8,619	27,945	25,748
Income tax expense	2.12	2,848	2,506	8,233	7,474
Net profit		6,822	6,113	19,712	18,274
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(45)	71	53	94
Equity instruments through other comprehensive income, net	2.2	(15)	(9)	(10)	31
		(60)	62	43	125
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		56	(46)	32	(17)
Exchange differences on translation of foreign operations		(483)	436	(27)	457
Fair value changes on investments, net	2.2	10	52	136	107
		(417)	442	141	547
Total other comprehensive income/(loss), net of tax		(477)	504	184	672
Total comprehensive income		6,345	6,617	19,896	18,946
Profit attributable to:
Owners of the Company		6,806	6,106	19,680	18,264
Non-controlling interests		16	7	32	10
		6,822	6,113	19,712	18,274
Total comprehensive income attributable to:
Owners of the Company		6,336	6,605	19,863	18,934
Non-controlling interests		9	12	33	12
		6,345	6,617	19,896	18,946
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		16.43	14.76	47.52	44.13
Diluted ()		16.39	14.74	47.40	44.08
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.13	4,141,941,436	4,138,963,794	4,141,344,081	4,138,282,170
Diluted (in shares)	2.13	4,151,534,784	4,143,565,697	4,151,568,329	4,143,506,821

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru January 16, 2025

(In crore except equity share data)

Condensed Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2023	4,136,387,925	2,069	1,065	60,063	10,014	169	2,032	(5)	75,407	388	75,795
Changes in equity for the nine months ended December 31, 2023
Net profit	–	–	–	18,264	–	–	–	–	18,264	10	18,274
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	94	–	94	–	94
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	31	–	31	–	31
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	–	(17)	(17)	–	(17)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	455	–	455	2	457
Fair value changes on investments, net*	–	–	–	–	–	–	107	–	107	–	107
Total comprehensive income for the period	–	–	–	18,264	–	–	687	(17)	18,934	12	18,946
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,810,164	1	3	–	–	–	–	–	4	–	4
Employee stock compensation expense (Refer to note 2.11)	–	–	417	–	–	–	–	–	417	–	417
Transfer on account of options not exercised	–	–	(32)	32	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,326)	2,326	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	485	(485)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(2)	(2)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(18)	(18)
Dividends#	–	–	–	(14,692)	–	–	–	–	(14,692)	–	(14,692)
Balance as at December 31, 2023	4,139,198,089	2,070	1,453	61,826	11,855	169	2,719	(22)	80,070	380	80,450
Balance as at April 1, 2024	4,139,950,635	2,071	1,550	69,674	12,104	169	2,542	6	88,116	345	88,461
Changes in equity for the nine months ended December 31, 2024
Net profit	–	–	–	19,680	–	–	–	–	19,680	32	19,712
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	53	–	53	–	53
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	(10)	–	(10)	–	(10)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	32	32	–	32
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(28)	–	(28)	1	(27)
Fair value changes on investments, net*	–	–	–	–	–	–	136	–	136	–	136
Total comprehensive income for the period	–	–	–	19,680	–	–	151	32	19,863	33	19,896
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,131,446	1	4	–	–	–	–	–	5	–	5
Employee stock compensation expense (Refer to note 2.11)	–	–	591	–	–	–	–	–	591	–	591
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	12	–	–	–	–	–	12	–	12
Transferred on account of options not exercised	–	–	(21)	21	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(74)	74	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	377	(377)	–	–	–	–	–	–
Transferred from other reserves to retained earnings	–	–	–	2,999	(2,999)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(2)	(2)
Dividends#	–	–	–	(20,295)	–	–	–	–	(20,295)	–	(20,295)
Balance as at December 31, 2024	4,142,082,081	2,072	2,136	72,382	8,802	169	2,693	38	88,292	376	88,668

*	net of tax
#	net of treasury shares
(1)	excludes treasury shares of 10,187,113 as at December 31, 2024, 10,916,829 as at April 1, 2024, 11,249,465 as at December 31, 2023 and 12,172,119 as at April 1, 2023 held by consolidated trust.
(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru January 16, 2025

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note	Nine months ended December 31,
		2024	2023
Operating activities
Net Profit		19,712	18,274
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization		3,512	3,515
Income tax expense	2.12	8,233	7,474
Finance cost		314	360
Interest and dividend income		(833)	(790)
Exchange differences on translation of assets and liabilities, net		64	129
Impairment loss recognized/(reversed) under expected credit loss model		100	219
Stock compensation expense		605	426
Provision for post sale client support		117	203
Other adjustments		557	1,095
Changes in working capital
Trade receivables and unbilled revenue		(2,839)	(3,555)
Prepayments and other assets		198	(683)
Trade payables		(313)	(39)
Unearned revenue		1,110	511
Other liabilities and provisions		653	(1,513)
Cash generated from operations		31,190	25,626
Income taxes paid		(2,864)	(7,146)
Net cash generated by operating activities		28,326	18,480
Investing activities
Expenditure on property, plant and equipment and intangibles		(1,514)	(1,647)
Deposits placed with corporation		(1,075)	(737)
Redemption of deposits placed with corporation		688	628
Interest and dividend received		773	750
Payment for acquisition of business, net of cash acquired	2.10	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business		–	(101)
Payments to acquire Investments
- Quoted debt securities		(1,363)	(337)
- Liquid mutual fund units		(54,887)	(53,255)
- Certificates of deposit		(2,793)	(4,219)
- Commercial paper		(2,421)	(4,804)
- Other investments		(43)	(11)
Proceeds on sale of investments
- Quoted debt securities		1,961	1,429
- Liquid mutual fund units		54,843	52,238
- Certificates of deposit		5,199	5,981
- Commercial paper		7,135	3,599
- Other investments		11	18
- Other receipts		7	128
Net cash generated/(used) in investing activities		3,366	(340)
Financing activities
Payment of lease liabilities		(1,775)	(1,448)
Payment of dividends		(20,286)	(14,695)
Loan repayment of in-tech Holding GmbH (Refer to note 2.10)		(985)	–
Payment of dividends to non-controlling interests of subsidiary		(2)	(2)
Other payments		(455)	(528)
Other receipts		–	2
Shares issued on exercise of employee stock options		5	4
Payment towards buyback of shares pertaining to non controlling interest of subsidiary		–	(18)
Net cash used in financing activities		(23,498)	(16,685)
Net increase/(decrease) in cash and cash equivalents		8,194	1,455
Effect of exchange rate changes on cash and cash equivalents		(176)	17
Cash and cash equivalents at the beginning of the period	2.1	14,786	12,173
Cash and cash equivalents at the end of the period	2.1	22,804	13,645
Supplementary information:
Restricted cash balance	2.1	424	376

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru January 16, 2025

Overview and Notes to the Interim condensed Consolidated Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru -560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on January 16, 2025.

1.2 Basis of preparation of financial statements

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2024. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the audited interim condensed consolidated financial statements have been discussed in the respective notes.

As the quarter and year-end figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management. (Refer to Note 2.10 and 2.9.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9.1)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates	Lack of Exchangeability
IFRS 18 Presentation and Disclosures in Financial Statements	Presentation and Disclosures in Financial Statements
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Amendments to the Classification and Measurement of Financial Instruments
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Contracts Referencing Nature-dependent Electricity

Amendments to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

On December 18, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, relating to factors an entity is required to consider in assessing the own-use requirements for contracts to buy and take delivery of nature-dependent renewable electricity; hedge accounting treatment for nature-dependent renewable electricity and related disclosures.

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is yet to evaluate the impact of these amendments.

2. Notes to the Interim condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Cash and bank deposits	22,804	14,786
Total Cash and cash equivalents	22,804	14,786

Cash and cash equivalents as at December 31, 2024 and March 31, 2024 include restricted cash and bank balances of 424 crore and 348 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
(i) Current Investments
Amortized Cost
Quoted debt securities	118	–
Fair Value through other comprehensive income
Quoted debt securities	4,050	2,427
Commercial papers	198	4,830
Certificate of deposit	739	3,043
Fair Value through profit or loss
Liquid mutual fund units	2,880	2,615
Total current investments	7,985	12,915
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	1,635	1,759
Fair Value through other comprehensive income
Quoted debt securities	6,957	9,114
Quoted equity securities	97	113
Unquoted equity and preference securities	94	93
Fair Value through profit or loss
Target maturity fund units	455	431
Unquoted equity and preference securities	25	–
Others(1)	195	198
Total non-current investments	9,458	11,708

Total investments	17,443	24,623
Investments carried at amortized cost	1,753	1,759
Investments carried at fair value through other comprehensive income	12,135	19,620
Investments carried at fair value through profit or loss	3,555	3,244

(1)	Uncalled capital commitments outstanding as at December 31, 2024 and March 31, 2024 was 107 crore and 79 crore, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2024	March 31, 2024
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	2,880	2,615
Target maturity fund units - carried at fair value through profit or loss	Quoted price	455	431
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	1,906	1,973
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	11,007	11,541
Commercial papers- carried at fair value through other comprehensive income	Market observable inputs	198	4,830
Certificates of deposit- carried at fair value through other comprehensive income	Market observable inputs	739	3,043
Quoted equity securities carried at fair value through other comprehensive income	Quoted price	97	113
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, option pricing model	25	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, option pricing model	94	93
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, option pricing model	195	198
Total		17,596	24,837

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which are subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices ,option pricing model, market multiples, and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in the interim condensed consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2024 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	22,804	–	–	–	–	22,804	22,804
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	2,880	–	–	2,880	2,880
Target maturity fund units	–	–	455	–	–	455	455
Quoted debt securities	1,753	–	–	–	11,007	12,760	12,913(1)
Commercial Papers	–	–	–	–	198	198	198
Certificates of deposit	–	–	–	–	739	739	739
Quoted equity securities	–	–	–	97	–	97	97
Unquoted equity and preference securities	–	25	–	94	–	119	119
Unquoted investment others	–	–	195	–	–	195	195
Trade receivables	33,358	–	–	–	–	33,358	33,358
Unbilled revenues (Refer to note 2.17)(3)	9,759	–	–	–	–	9,759	9,759
Prepayments and other assets (Refer to note 2.4)	6,517	–	–	–	–	6,517	6,462(2)
Derivative financial instruments	–	–	155	–	81	236	236
Total	74,191	25	3,685	191	12,025	90,117	90,215
Liabilities:
Trade payables	3,675	–	–	–	–	3,675	3,675
Lease liabilities (Refer to note 2.8)	8,221	–	–	–	–	8,221	8,221
Derivative financial instruments	–	–	159	–	10	169	169
Financial liability under option arrangements (Refer to note 2.5)	–	–	595	–	–	595	595
Other liabilities including contingent consideration (Refer to note 2.5)	15,564	–	31	–	–	15,595	15,595
Total	27,460	–	785	–	10	28,255	28,255

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 55 crore.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	14,786	–	–	–	–	14,786	14,786
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Quoted debt securities	1,759	–	–	–	11,541	13,300	13,514(1)
Commercial papers	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Quoted equity securities	–	–	–	113	–	113	113
Unquoted equity and preference securities	–	–	–	93	–	93	93
Unquoted investments others	–	–	198	–	–	198	198
Trade receivables	30,193	–	–	–	–	30,193	30,193
Unbilled revenue (Refer to note 2.17)(3)	9,600	–	–	–	–	9,600	9,600
Prepayments and other assets (Refer to note 2.4)	5,788	–	–	–	–	5,788	5,704(2)
Derivative financial instruments	–	–	61	–	23	84	84
Total	62,126	–	3,305	206	19,437	85,074	85,204
Liabilities:
Trade payables	3,956	–	–	–	–	3,956	3,956
Lease liabilities (Refer to note 2.8)	8,359	–	–	–	–	8,359	8,359
Derivative financial instruments	–	–	30	–	1	31	31
Financial liability under option arrangements (Refer to note 2.5)	–	–	597	–	–	597	597
Other liabilities including contingent consideration (Refer to note 2.5)	15,750	–	–	–	–	15,750	15,750
Total	28,065	–	627	–	1	28,693	28,693

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 84 crore.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2024 is as follows:

(In crore)

Particulars	As at December 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	2,880	2,880	–	–
Investments in target maturity fund units	455	455	–	–
Investments in quoted debt securities	12,913	10,843	2,070	–
Investments in certificates of deposit	739	–	739	–
Investments in commercial papers	198	–	198	–
Investments in quoted equity securities	97	97	–	–
Investments in unquoted equity and preference securities	119	–	–	119
Investments in unquoted investments others	195	–	–	195
Others
Derivative financial instruments - gain	236	–	236	–
Liabilities
Derivative financial instruments - loss	169	–	169	–
Financial liability under option arrangements (Refer to note 2.5)(1)	595	–	–	595
Liability towards contingent consideration (Refer to note 2.5)(2)	31	–	–	31

(1)	Discount rate ranges from 9% to 15%
(2)	Discount rate - 6%

During the nine months ended December 31, 2024, quoted debt securities of 329 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 2,071 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in quoted debt securities	13,514	13,184	330	–
Investments in unquoted equity and preference securities	93	–	–	93
Investments in quoted equity securities	113	113	–	–
Investments in certificates of deposit	3,043	–	3,043	–
Investments in commercial papers	4,830	–	4,830	–
Investments in unquoted investments others	198	–	–	198
Others
Derivative financial instruments - gain	84	–	84	–
Liabilities
Derivative financial instruments- loss	31	–	31	–
Financial liability under option arrangements (Refer to note 2.5)(1)	597	–	–	597

(1)	Discount rate ranges from 9% to 15%

During the year ended March 31, 2024, quoted debt securities of 2,143 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Current
Security deposits(1)	72	75
Loans to employees(1)	246	248
Prepaid expenses(2)	2,509	3,329
Interest accrued and not due(1)	545	537
Withholding taxes and others(2)	3,179	3,540
Advance payments to vendors for supply of goods(2)	257	356
Deposit with corporations(1)(3)	2,899	2,535
Deferred contract cost
Cost of obtaining a contract (2)	409	200
Cost of fulfillment (2)	467	358
Other non financial assets (2)	139	180
Other financial assets(1)(4)	1,241	931
Total current prepayment and other assets	11,963	12,289
Non-current
Security deposits(1)	267	259
Loans to employees(1)	21	34
Prepaid expenses(2)	275	343
Withholding taxes and others(2)	531	673
Deposit with corporations(1)(3)	70	47
Deferred contract cost
Cost of obtaining a contract (2)	268	129
Cost of fulfillment (2)	731	687
Defined benefit plan assets(2)	199	31
Other financial assets(1)(4)	1,156	1,122
Total non- current prepayment and other assets	3,518	3,325
Total prepayment and other assets	15,481	15,614
(1) Financial assets carried at amortized cost	6,517	5,788

(2) Non financial assets

(3) Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

(4) Primarily includes net investment in lease arising on assets that are leased to customers for a contract term normally ranging between 3 to 4 years, with lease payments generally due in monthly installments.

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from tax authorities.

2.5 Other liabilities

Other liabilities comprise the following:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Current
Accrued compensation to employees(1)	4,004	4,454
Accrued defined benefit liability (3)	7	5
Accrued expenses(1)	8,684	8,224
Withholding taxes and others(3)	3,413	3,185
Liabilities of controlled trusts(1)	173	211
Liability towards contingent consideration(2)	11	-
Capital Creditors(1)	216	310
Financial liability under option arrangements(2)(4)	495	499
Other non-financial liabilities (3)	12	8
Other financial liabilities(1)(5)	435	608
Total current other liabilities	17,450	17,504
Non-current
Accrued expenses(1)	2,003	1,779
Accrued defined benefit liability (3)	95	159
Accrued compensation to employees(1)	19	7
Liability towards contingent consideration(2)	20	-
Financial liability under option arrangements(2)(4)	100	98
Other financial liabilities(1)(5)	30	157
Other non-financial liabilities(3)	72	76
Total non-current other liabilities	2,339	2,276
Total other liabilities	19,789	19,780
(1) Financial liability carried at amortized cost	15,564	15,750
(2) Financial liability carried at fair value through profit or loss	626	597

(3) Non financial liabilities

(4) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

(5) The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. As at December 31, 2024 and March 31, 2024, the financial liability pertaining to such arrangements amounts to 91 crore and 372 crore, respectively.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting Policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post sales client support and other provisions

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Post sales client support and other provisions	1,494	1,796
Total provisions	1,494	1,796

Provision for post sales client support and other provisions majorly represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

As at December 31, 2024 and March 31, 2024 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities - Refer to note 2.12) amounted to 822 crore and 789 crore respectively.

2.6.2 McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time. See the section titled “Legal proceedings” below for information on certain legal proceedings related to the McCamish cybersecurity incident.

2.6.3 Legal proceedings

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation.

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the interim condensed consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the consolidated statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2024	1,430	11,800	5,429	8,714	3,432	47	30,852
Additions	–	6	68	266	51	1	392
Deletions**	–	(65)	(35)	(228)	(37)	–	(365)
Translation difference	–	(25)	(4)	(18)	(13)	–	(60)
Gross carrying value as at December 31, 2024	1,430	11,716	5,458	8,734	3,433	48	30,819
Accumulated depreciation as at October 1, 2024	–	(5,151)	(4,331)	(6,771)	(2,777)	(42)	(19,072)
Depreciation	–	(111)	(87)	(309)	(70)	(1)	(578)
Accumulated depreciation on deletions**	–	6	24	224	31	–	285
Translation difference	–	9	4	10	12	–	35
Accumulated depreciation as at December 31, 2024	–	(5,247)	(4,390)	(6,846)	(2,804)	(43)	(19,330)
Capital work-in progress as at October 1, 2024							676
Carrying value as at October 1, 2024	1,430	6,649	1,098	1,943	655	5	12,456
Capital work-in progress as at December 31, 2024							858
Carrying value as at December 31, 2024	1,430	6,469	1,068	1,888	629	5	12,347

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2023	1,429	11,527	5,201	8,496	3,421	45	30,119
Additions	1	4	40	203	7	1	256
Deletions*	–	(55)	(43)	(222)	(65)	(1)	(386)
Translation difference	–	22	5	20	15	–	62
Gross carrying value as at December 31, 2023	1,430	11,498	5,203	8,497	3,378	45	30,051
Accumulated depreciation as at October 1, 2023	–	(4,749)	(4,040)	(6,132)	(2,614)	(42)	(17,577)
Depreciation	–	(114)	(114)	(340)	(97)	(1)	(666)
Accumulated depreciation on deletions*	–	55	43	218	64	1	381
Translation difference	–	(6)	(4)	(13)	(13)	–	(36)
Accumulated depreciation as at December 31, 2023	–	(4,814)	(4,115)	(6,267)	(2,660)	(42)	(17,898)
Capital work-in progress as at October 1, 2023							637
Carrying value as at October 1, 2023	1,429	6,778	1,161	2,364	807	3	13,179
Capital work-in progress as at December 31, 2023							717
Carrying value as at December 31, 2023	1,430	6,684	1,088	2,230	718	3	12,870

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	11,770	5,341	8,611	3,390	45	30,587
Additions	–	38	195	620	145	2	1,000
Additions - Business Combination (Refer to Note 2.10)	–	1	11	6	23	2	43
Deletions**	–	(107)	(90)	(493)	(127)	(1)	(818)
Translation difference	–	14	1	(10)	2	–	7
Gross carrying value as at December 31, 2024	1,430	11,716	5,458	8,734	3,433	48	30,819
Accumulated depreciation as at April 1, 2024	–	(4,921)	(4,182)	(6,380)	(2,692)	(42)	(18,217)
Depreciation	–	(335)	(286)	(957)	(231)	(2)	(1,811)
Accumulated depreciation on deletions**	–	12	79	483	120	1	695
Translation difference	–	(3)	(1)	8	(1)	–	3
Accumulated depreciation as at December 31, 2024	–	(5,247)	(4,390)	(6,846)	(2,804)	(43)	(19,330)
Capital work-in progress as at April 1, 2024							448
Carrying value as at April 1, 2024	1,430	6,849	1,159	2,231	698	3	12,818
Capital work-in progress as at December 31, 2024							858
Carrying value as at December 31, 2024	1,430	6,469	1,068	1,888	629	5	12,347

** During the three months and nine months ended December 31, 2024, certain assets which were not in use having gross book value of 171 crore (net book value: Nil) and 400 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	11,562	5,169	8,519	3,365	45	30,089
Additions	1	13	148	586	118	1	867
Deletions*	–	(55)	(113)	(622)	(111)	(1)	(902)
Translation difference	–	(22)	(1)	14	6	–	(3)
Gross carrying value as at December 31, 2023	1,430	11,498	5,203	8,497	3,378	45	30,051
Accumulated depreciation as at April 1, 2023	–	(4,535)	(3,877)	(5,826)	(2,465)	(40)	(16,743)
Depreciation	–	(339)	(349)	(1,051)	(297)	(3)	(2,039)
Accumulated depreciation on deletions*	–	55	112	617	107	1	892
Translation difference	–	5	(1)	(7)	(5)	–	(8)
Accumulated depreciation as at December 31, 2023	–	(4,814)	(4,115)	(6,267)	(2,660)	(42)	(17,898)
Capital work-in progress as at April 1, 2023							447
Carrying value as at April 1, 2023	1,429	7,027	1,292	2,693	900	5	13,793
Capital work-in progress as at December 31, 2023							717
Carrying value as at December 31, 2023	1,430	6,684	1,088	2,230	718	3	12,870

* During the three months and nine months ended December 31, 2023, certain assets which were not in use having gross book value of 137 crore (net book value: Nil) and 594 crore (net book value: Nil), respectively were retired.

The aggregate depreciation expense is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the interim condensed consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF has filed an appeal against this order before Income Tax Appellate Tribunal.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to 1096 crore and 780 crore as at December 31, 2024 and March 31, 2024, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the group changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2024	604	3,481	23	2,584	6,692
Additions*	–	147	5	262	414
Deletions	–	(97)	–	(145)	(242)
Depreciation / Amortization	(2)	(186)	(2)	(269)	(459)
Translation difference	(1)	(6)	(2)	(51)	(60)
Balance as of December 31, 2024	601	3,339	24	2,381	6,345

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2023	616	3,811	15	2,508	6,950
Additions*	–	7	5	521	533
Deletions	(10)	(49)	(1)	(133)	(193)
Impairment#	–	(88)	–	–	(88)
Depreciation / Amortization	(1)	(180)	(2)	(223)	(406)
Translation difference	2	26	1	67	96
Balance as of December 31, 2023	607	3,527	18	2,740	6,892

* Net of adjustments on account of modifications

# included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2024	605	3,298	17	2,632	6,552
Additions*	–	532	11	936	1,479
Addition due to Business Combination (Refer to note 2.10)	–	155	5	–	160
Deletions	–	(132)	(6)	(460)	(598)
Depreciation / Amortization	(5)	(534)	(8)	(742)	(1,289)
Translation difference	1	20	5	15	41
Balance as of December 31, 2024	601	3,339	24	2,381	6,345

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions*	–	333	10	1,496	1,839
Deletions	(10)	(89)	(1)	(540)	(640)
Impairment#	–	(88)	–	–	(88)
Depreciation / Amortization	(5)	(543)	(7)	(617)	(1,172)
Translation difference	(1)	18	1	53	71
Balance as of December 31, 2023	607	3,527	18	2,740	6,892

*	Net of adjustments on account of modifications and lease incentives
#	included under other expenses. Refer note 2.19

The aggregate depreciation expense on ROU assets is included in cost of sales in the interim condensed consolidated statement of comprehensive income

The following is the break-up of current and non-current lease liabilities as of December 31, 2024 and March 31, 2024:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Current lease liabilities	2,506	1,959
Non-current lease liabilities	5,715	6,400
Total	8,221	8,359

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Carrying value at the beginning	7,303	7,248
Goodwill on acquisitions (Refer to note 2.10)	2,593	–
Translation differences	39	55
Carrying value at the end	9,935	7,303

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs, which benefit from the synergies of the acquisition.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the interim condensed Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	40	-	40
Intangible assets :
Customer contracts and relationships#	–	60	60
Brand#	–	13	13
Deferred tax liabilities on intangible assets	–	(18)	(18)
Total			95
Goodwill			103
Total purchase price			198

(1)	Includes cash and cash equivalents acquired of 41 crore.

#	The estimated useful life is around 1 year to 5 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of 198 crore includes cash of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of December 31, 2024 was 33 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is 32 crore as of acquisition date and as of December 31, 2024 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the three months ended June 30, 2024.

in-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH wholly owned step down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(1)	731	–	731
Liabilities	(364)	–	(364)
Intangible assets:
Customer contracts and relationships#	–	1,720	1,720
Brand#	–	147	147
Deferred tax liabilities on intangible assets	–	(511)	(511)
Goodwill			2,490
Loan	(985)	–	(985)
Total purchase price			3,228
Loan repayment			985
Total cash outflow			4,213

(1)	Includes cash and cash equivalents acquired of 197 crore.
#	The estimated useful life is around 3 year to 10 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is 139 crore as of acquisition date and as of December 31, 2024 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the quarter ended September 30, 2024.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the interim condensed consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,01,87,113 and 10,916,829 shares as at December 31, 2024 and March 31, 2024, respectively under the 2015 plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2024 and March 31, 2024.

The following is the summary of grants made during the three months and nine months ended December 31, 2024 and December 31, 2023:

Particulars	2019 Plan				2015 Plan
	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Equity settled RSUs
Key Management Personnel (KMP)	–	35,990	70,699	114,271	–	88,040	295,168	421,636
Employees other than KMP	–	464,260	6,848	464,260	22,880	1,169,660	152,220	1,197,940
Total Grants	–	500,250	77,547	578,531	22,880	1,257,700	447,388	1,619,576
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	–	7,950	–	7,950
	–	–	–	–	–	7,950	–	7,950
Total Grants	–	500,250	77,547	578,531	22,880	1,265,650	447,388	1,627,526

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 245,679 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

- 35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of December 31, 2024, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance based RSU’s were granted effective May 2, 2024.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Granted to:
KMP	17	14	52	51
Employees other than KMP	168	133	553	375
Total (1)	185	147	605	426
(1) Cash settled stock compensation expense included in the above	2	2	14	9

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU
Weighted average share price () / ($ ADS)	1,437	18.42	1,588	19.19
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,319	16.94	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the interim condensed Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Current taxes
Domestic taxes	2,450	1,858	7,093	5,325
Foreign taxes	752	561	2,253	1,891
	3,202	2,419	9,346	7,216
Deferred taxes
Domestic taxes	(209)	174	(705)	548
Foreign taxes	(145)	(87)	(408)	(290)
	(354)	87	(1,113)	258
Income tax expense	2,848	2,506	8,233	7,474

Income tax expense for the three months ended December 31, 2024 and December 31, 2023 includes provisions (net of reversal) of 106 crore and reversal (net of provisions) of 64 crore, respectively. Income tax expense for the nine months ended December 31, 2024 and December 31, 2023 includes provisions (net of reversal) of 249 crore and reversal (net of provisions) of 136 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2024 and December 31, 2023 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at December 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,915 crore.

As at March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,794 crore.

The amount paid to statutory authorities against the tax claims amounted to 3,500 crore and 8,743 crore as at December 31, 2024 and March 31, 2024, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer to note 2.14 "Related party transactions" in the Company’s 2024 Consolidated financial statements under IFRS in Indian rupee for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2024, the following are the changes in the subsidiaries.

.	Danske IT and Support Services India Private Limited renamed as IDUNN Information Technology Private Limited

.	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.

.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.

.	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Bejing Co., Ltd)

.	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE ,Germany

.	Skava systems Private Limited, a wholly-owned subsidiary of Infosys ltd has been liquidated effective November 14, 2024

.	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH is under liquidation.

.	Friedrich Wagner Holding Inc, a wholly-owned subsidiary of in-tech GmbH is under liquidation.

.	in-tech Services LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024

.	in-tech Automotive Engineering LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024

.	Infosys Consulting S.r.l. (Romania) renamed as Infosys Romania S.r.l.

.	Kaleidoscope Animations, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025

.	Blue Acorn iCi Inc, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025
.	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
.	Outbox systems Inc. dba Simplus (US), a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025

Change in key management personnel

The following are the changes in the key management personnel:

Executive Officers:

- Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	28	24	84	82
Commission and other benefits to non-executive/ independent directors	5	4	14	12
Total	33	28	98	94

(1)	For the three months ended December 31, 2024 and December 31, 2023, includes a charge of 17 crore and 14 crore respectively, towards employee stock compensation expense. For the nine months ended December 31, 2024 and December 31, 2023, includes a charge of 52 crore and 51 crore respectively, towards employee stock compensation expense. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended December 31, 2024 and December 31, 2023

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	11,589	5,746	4,688	5,635	6,479	3,279	3,195	1,153	41,764
	10,783	5,649	4,421	5,121	5,786	2,985	2,954	1,122	38,821
Identifiable operating expenses	6,859	2,803	3,067	3,229	4,128	1,914	1,906	781	24,687
	6,504	2,974	2,781	2,751	3,787	1,745	1,703	675	22,920
Allocated expenses	2,051	968	803	878	994	549	470	249	6,962
	2,019	960	780	920	889	482	485	229	6,764
Segment Profit	2,679	1,975	818	1,528	1,357	816	819	123	10,115
	2,260	1,715	860	1,450	1,110	758	766	218	9,137
Unallocable expenses									1,203
									1,176
Operating profit									8,912
									7,961
Other income, net									859
									789
Finance cost									101
									131
Profit before income taxes									9,670
									8,619
Income tax expense									2,848
									2,506
Net profit									6,822
									6,113
Depreciation and amortization									1,203
									1,176
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Nine months ended December 31, 2024 and December 31, 2023

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	33,561	16,619	14,311	16,402	18,680	9,692	9,065	3,734	122,064
	32,149	17,075	13,325	14,966	16,710	9,095	8,753	3,675	115,748
Identifiable operating expenses	19,206	8,195	9,346	9,111	11,984	5,587	5,527	2,372	71,328
	18,740	9,113	8,038	8,121	10,941	5,237	5,077	2,286	67,553
Allocated expenses	6,205	2,931	2,459	2,771	3,035	1,681	1,493	800	21,375
	6,025	2,944	2,408	2,754	2,653	1,509	1,410	851	20,554
Segment Profit	8,150	5,493	2,506	4,520	3,661	2,424	2,045	562	29,361
	7,384	5,018	2,879	4,091	3,116	2,349	2,266	538	27,641
Unallocable expenses									3,512
									3,515
Operating profit									25,849
									24,126
Other income, net									2,410
									1,982
Finance cost									314
									360
Profit before income taxes									27,945
									25,748
Income tax expense									8,233
									7,474
Net profit									19,712
									18,274
Depreciation and amortization									3,512
									3,515
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2024 and December 31, 2023, respectively.

2.16 Revenue from Operations

Accounting Policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-time frame basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its interim condensed Consolidated Statement of Comprehensive Income.

Revenues for the three months and nine months ended December 31, 2024 and December 31, 2023 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Revenue from software services	39,766	36,767	116,395	109,221
Revenue from products and platforms	1,998	2,054	5,669	6,527
Total revenue from operations	41,764	38,821	122,064	115,748

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer note 2.15). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and nine months ended December 31, 2024 and December 31, 2023

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Revenues by Geography*
North America	24,404	22,911	71,053	69,805
Europe	12,430	10,934	35,824	31,407
India	1,293	920	3,808	3,048
Rest of the world	3,637	4,056	11,379	11,488
Total	41,764	38,821	122,064	115,748

* Geographical revenues is based on the domicile of customer.

The percentage of revenue from fixed-price contracts for the quarter ended December 31, 2024 and December 31, 2023 is 55% and 55%, respectively. The percentage of revenue from fixed-price contracts for the nine months ended December 31, 2024 and December 31, 2023 is 54% and 53% respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated statement of balance sheet.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	December 31, 2024	March 31, 2024
Unbilled financial asset (1)	9,759	9,600
Unbilled non financial asset (2)	4,103	4,948
Total	13,862	14,548

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from Share premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value of equity shares has been classified as share premium. Additionally, share-based compensation recognized in net profit in the interim condensed consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Other Reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the interim condensed consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

2.18.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.18.2 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.18.3 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.18.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 10,187,113 shares and 10,916,829 shares were held by controlled trust, as at December 31, 2024 and March 31, 2024, respectively.

2.18.5 Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2024, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(In )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Interim dividend for fiscal 2025	21.00	–	21.00	–
Special dividend for fiscal 2024	–	–	8.00	–
Final dividend for fiscal 2024	–	–	20.00	–
Interim dividend for fiscal 2024	–	18.00	–	18.00
Final dividend for fiscal 2023	–	–	–	17.50

The Board of Directors in their meeting held on April 18, 2024 recommended a final dividend of 20/- per equity share for the financial year ended March 31, 2024 and a special dividend of 8/- per equity share. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 26, 2024 which resulted in a net cash outflow of 11,597 crore, excluding dividend paid on treasury shares.

The Board of Directors in their meeting held on October 17, 2024 declared an interim dividend of 21/- per equity share which resulted in a net cash outflow of 8,698 crore, excluding dividend paid on treasury shares.

2.19 Break-up of expenses and other income, net

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Interim Condensed Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency and presentation currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the interim condensed Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Employee benefit costs	19,316	18,621	57,534	56,088
Depreciation and amortization	1,203	1,176	3,512	3,515
Travelling costs	279	283	908	915
Cost of technical sub-contractors	3,300	3,064	9,659	9,261
Cost of software packages for own use	586	540	1,726	1,504
Third party items bought for service delivery to clients	3,995	3,152	10,199	8,238
Consultancy and professional charges	57	124	230	187
Communication costs	71	85	226	262
Repairs and maintenance	130	103	370	333
Provision for post-sales client support	91	35	117	203
Others	92	70	290	160
Total	29,120	27,253	84,771	80,666

Selling and marketing expenses

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Employee benefit costs	1,418	1,358	4,289	4,125
Travelling costs	103	64	302	228
Branding and marketing	273	219	876	717
Communication costs	2	3	8	10
Consultancy and professional charges	37	36	111	106
Others	6	20	45	52
Total	1,839	1,700	5,631	5,238

Administrative expenses

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Employee benefit costs	702	672	2,111	2,015
Consultancy and professional charges	365	344	1,013	944
Repairs and maintenance	264	248	782	747
Power and fuel	51	49	172	150
Communication costs	84	81	239	259
Travelling costs	57	40	165	145
Impairment loss recognized/(reversed) under expected credit loss model	5	13	100	219
Rates and taxes	61	80	268	241
Insurance charges	72	49	221	155
Commission to non-whole time directors	5	4	13	11
Contribution towards Corporate Social Responsibility	164	137	493	351
Others	63	190	236	481
Total	1,893	1,907	5,813	5,718

Other income for the three months and nine months ended December 31, 2024 and December 31, 2023 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Interest income on financial assets carried at amortized cost	396	258	1,106	807
Interest income on financial assets carried at fair value through other comprehensive income	195	232	741	689
Gain/(loss) on investments carried at fair value through other comprehensive income	–	–	2	–
Gain/(loss) on investments carried at fair value through profit or loss	52	97	233	197
Exchange gains / (losses) on forward and options contracts	231	(152)	(135)	(89)
Exchange gains / (losses) on translation of other assets and liabilities	(104)	230	285	210
Others	89	124	178	168
Total	859	789	2,410	1,982

for and on behalf of the Board of Directors of Infosys Limited
Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 16, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918